# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Bausch Health Companies Inc., CIK 0000885590
CUSIP: 071734107
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: 2150 ST. ELZEAR BLVD. WEST, LAVAL, QUEBEC, Quebec Canada (A8), H7L 4A8
Date of event which requires filing of this statement: 05/20/2025
Amends the filing with accession number 0001013594-17-000438
Filed by CIK 0001035674
Persons authorized to receive notices and communications: Kelly Zelezen, Esq., Kleinberg, Kaplan, Wolff & Cohen, P.C., 500 Fifth Avenue, New York, New York (NY), 10110, (212) 986-6000

## Reporting persons
- PAULSON & CO. INC. (CIK 0001035674): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 26,439,035; shared voting power 0; sole dispositive power 26,439,035; shared dispositive power 0; aggregate amount beneficially owned 26,439,035 (7.1% of the class)
  Comment: (1) See Note 1 to Item 5 below.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, no par value
Name of issuer: Bausch Health Companies Inc.
Address of issuer's principal executive offices: 2150 ST. ELZEAR BLVD. WEST, LAVAL, QUEBEC, Quebec Canada (A8), H7L 4A8
Comment: The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned ("Amendment No. 3"). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

## Item 2. Identity and Background
Name of person filing: Paulson & Co. Inc. (the "Reporting Person" or "Paulson").
Residence or business address: The principal business address of the Reporting Person is 15 Exchange Place, Jersey City, NJ 07302.
Present principal occupation or employment: Paulson furnishes investment advice to and manages onshore and offshore pooled investment vehicles and to separately managed accounts (collectively, such pooled investment vehicles and accounts shall be referred to as the "Funds"). John Paulson is the Portfolio Manager and sole Director of the Reporting Person, and is the only director, executive officer and/or control person of the Reporting Person (the "Instruction C Person").
Criminal convictions in the last five years: Neither the Reporting Person nor the Instruction C Person has, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: Neither the Reporting Person nor the Instruction C Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Paulson is a Delaware corporation. The Instruction C Person is a citizen of the United States of America.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is amended and supplemented by adding the following information:

The disclosure set forth below in Item 6 is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The aggregate percentage of Common Shares reported owned by the Reporting Person is based upon approximately 367,933,897 Common Shares outstanding as of February 14, 2025, which is the total number of Common Shares outstanding as disclosed on the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 20, 2025. As of the date hereof, the Reporting Person may be deemed to have beneficially owned approximately 7.1% of the outstanding Common Shares.
Number of shares as to which each person has sole or shared power to vote or dispose:
Number of Common Shares as to which Paulson has:

(i) Sole power to vote or direct the vote: 26,439,035 (see Note 1).
(ii) Shared power to vote or direct the vote: 0
(iii) Sole power to dispose or direct the disposition: 26,439,035 (see Note 1).
(iv) Shared power to dispose or direct the disposition: 0
Transactions in the class effected during the past sixty days: No transaction in the Common Shares of the Issuer have been effected by the Reporting Person during the past sixty (60) days.
Other persons with the right to receive dividends or sale proceeds: See Note 1.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
Not applicable.

Note 1: Paulson furnishes investment advice to and manages the Funds. In its role as investment advisor, or manager, as the case may be, Paulson possesses voting and investment power over the securities of the Issuer described in this Schedule 13D that are owned by the Funds. The pecuniary interest of all securities reported in this Schedule 13D is owned by the Funds. Except for the purposes of determining beneficial ownership under Section 13(d) of the Securities Exchange Act of 1934, as amended, Paulson disclaims beneficial ownership of all securities reported in this Schedule 13D.

For reporting purposes, the aggregate amount of Common Shares deemed to be beneficially owned by the Reporting Person is calculated based on an aggregate 26,439,035 Common Shares held by the Reporting Person as of the date hereof.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended and supplemented by adding the following information:

On May 20, 2025, the Issuer and John Paulson, the principal of the Reporting Person (together, the "Group"), entered into a letter agreement (the "Letter Agreement"), in Mr. Paulson's capacity as an overlapping director on the Board of Directors of the Company (the "BHC Board") and the Board of Directors of Bausch + Lomb Corporation ("B+L" and the B+L board, the "B+L Board"). Pursuant to the Letter Agreement, the Group has agreed that, if it engages in a "Specified Action" then Mr. Paulson shall immediately tender his resignation from the BHC Board and the B+L Board.

In addition, under the Letter Agreement, so long as no member of the Group has engaged in a Specified Action, the Issuer has agreed (i) if such person or member of the Group (each a "Group Designee") is named as a management nominee for election to the B+L Board at any meeting of shareholders of B+L, then the Issuer shall vote (or cause to be voted) all voting securities of B+L owned or controlled by the Issuer for such Group Designee, and (ii) such Group Designee will also have the right to be appointed to any newly-created committees of the BHC Board, absent actual conflicts of interest.

As used in the Letter Agreement, "Specified Actions" include any of the following: (i) knowingly instigating or supporting any proxy contest against the Issuer regarding any matter; (ii) presenting (or requesting to present) at any meeting of the Issuer's shareholders any proposal for consideration for action by shareholders or engaging in any solicitation of proxies or consents; (iii) granting any proxy, consent or other authority to vote with respect to any matters or depositing any voting securities in a voting trust or subjecting them to a voting agreement (subject to certain exceptions); (iv) seeking, or encouraging any person, to submit nominations in furtherance of a contested solicitation for the election or removal of directors of the Issuer; or (v) acquiring, offering or proposing to acquire any voting securities or rights to acquire any voting securities that would result in the Group beneficially owning more than 19.99% of then-outstanding common shares of the Issuer (subject to certain exceptions).

The foregoing description of the Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the Letter Agreement, a copy of which was filed by the Issuer as Exhibit 10.3 to its Current Report on Form 8-K on May 21, 2025, and which is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1: Letter Agreement by and among Bausch Health Companies Inc. and John Paulson, dated May 20, 2025 (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the SEC on May 21, 2025).

## Signatures
- PAULSON & CO. INC.: /s/ Stuart L. Merzer, Stuart L. Merzer, General Counsel & Chief Compliance Officer (05/21/2025)